June 8, 2017
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549
Attn: Melissa Raminpour

Re:          Nordic American Offshore Ltd.
Form 20-F for the Year Ended December 31, 2015
Filed March 23, 2016
File No. 001-136484

Dear Ms. Raminpour,
On behalf of Nordic American Offshore Ltd. (the "Company" or "NAO"), we submit this response to your letter dated May 26, 2017 (the "Seventh Comment Letter") in which the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") provided additional comments to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2015 and the Company's Report on Form 6-K for the nine months ended September 30, 2016.
The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Seventh Comment Letter.  Each response is prefaced by the text of the Staff's corresponding comment in bold text.
Form 20-F for the Year Ended December 31, 2015
Item 15. Controls and Procedures, page 53
1.
We note your response to our prior comments one and two. As it relates to the impairment analysis of your vessels, please tell us whether you plan to change or have changed any part of the process or any related controls associated with your internal control over financial reporting since December 31, 2015 and if so, how. For example, and without limitation, if you improved your controls to now require additional third-party evidence to support your assumptions, revised the level of precision of certain controls or strengthened IT controls surrounding your analysis to assess mathematical accuracy, please describe the changes, when they were or are planned to be put in place, and the reason precipitating the changes.

NAO would like to note that its internal controls and processes are under continuous consideration to keep up with the changing conditions and the business environment.
NAO would advise SEC that it has not changed any part of its impairment process or related controls associated with its internal controls over financial reporting since December 31, 2015. Its process includes the consideration of all available evidence, both positive and negative, when assessing whether impairment exists. Additional sources of information are routinely evaluated and considered in the existing process and follow-on controls.
However, the Company, as communicated in the response letter dated April 18, 2017, is considering whether to change its processes to include  a probability weighted approach as contemplated by ASC paragraph 360-10-55-23 (Example 2) and applying a rate of inflation based on observable market inputs in its cost basis. The Company will assess and implement the necessary controls over the aforementioned changes to the process if such changes are made. It is invariably a matter of judgement when analyzing the future.
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If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Sincerely,

/s/ Gary J. Wolfe
Gary J. Wolfe

cc:           Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission

Herbjørn Hansson
Executive Chairman
Nordic American Offshore Ltd.